                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY 2010

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: APPEAL AGAINST ARGENTINE COMPETITION AUTHORITY

Milan, 14 January 2010

Telecom Italia wishes to announce that the company lodged an appeal against the measure (Resolution no. 1/2010, issued by the Comisión Nacional de Defensa de la Competencia) in which the Argentine competition authority claims to set deadlines and conditions for divestment of the Telecom Italia Group’s equity interests and rights in Telecom Argentina S.A. parent company Sofora S.A.

“We are committed to protecting the interests of the Group and all its shareholders in every place with every means, and the new appeal that we presented proves this once again”, said Franco Bernabè, CEO of the Telecom Italia Group. “In Argentina is taking place a clear violation of rights and damage to the legacy of an Italian Group which has operated successfully in the country for 15 years”.

The measure against which Telecom Italia is appealing was promulgated subsequent to Resolution no. 483/2009, issued by the Argentine Secreteria de Comercio Interior (against which the company also appealed). This Resolution made approval of Telco S.p.A.’s acquisition of Olimpia S.p.A. (referred to as the Telco transaction) dependent upon the full divestment of Telecom Italia’s directly- and indirectly-held stake in Sofora.

Telecom Italia is keen to point out that despite claiming to be based on breaches of law ascribed to the parties involved in the Telco transaction (Pirelli & C. S.p.A. and Sintonia S.A. as the sellers of Olimpia S.p.A.; Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Telefónica S.A. and Sintonia S.A. as purchasers of Olimpia via Telco), both of these measures in actual fact principally impact the Telecom Italia Group, which is the current legitimate owner of the equity interests and rights whose divestment is being sought. Paradoxically, the company is:

-

unconnected with the breaches allegedly committed by the parties involved in the Telco transaction;

-

unconnected with and did not take part in the proceedings that led to the rulings against which it is appealing.

It is Telecom Italia’s conviction that each and every ruling reached thus far by the Argentine authorities concerning the divestment of its assets is illegitimate and unjust. The company has consequently filed a petition for the Resolution and all associated administrative measures to be suspended and declared null and void.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 http://www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      January 14th, 2010

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager